UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-6537

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Geneos Wealth Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9055 E. Mineral Circle Suite 200
(No. and Street)

Centennial	CO	80112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ray Olson (303)785-8470
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BF Borgers CPA PC
(Name – *if individual, state last, first, middle name*)

5400 W Cedar Ave	Lakewood	CO	80226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ray Olson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Geneos Wealth Management, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

KAREN DIANE SMITH
Notary Public
State of Colorado
Notary ID # 20184026030
My Commission Expires 06-21-2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GĔNEOS WEALTH MANAGEMENT, INC.

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of Geneos Wealth Management, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Geneos Wealth Management, Inc. (the "Company") as of December 31, 2020, the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The information contained in "Supplemental Schedule" has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, supplementary schedule is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

B F Borgers CPA PC

Certified Public Accountants
We have served as the Company's auditor since 2015.
Lakewood, CO
February 22, 2021

GĔNEOS WEALTH MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS		2020
Cash and cash equivalents	$	2,506,362
Deposits with clearing brokers		226,425
Receivables:		
Commissions		3,480,707
Accounts receivable		44,394
Related party (Note 3)		457,276
Clearing brokers		196,128
Income taxes		99,125
Furniture, equipment and software, at cost, net of accumulated depreciation and amortization of $341,641		92,350
Right to Use Assets from operating leases(Note)		1,045,530
Deferred tax asset (Note 4)		90,139
Other assets		1,423,394
	$	**9,661,829**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Commissions payable	$	3,300,579
Accounts payable and accrued expenses		419,050
Accrued salaries and benefits		1,168,494
Operating Lease Liabilities		1,144,902
Total liabilities		6,033,025
COMMITMENTS AND CONTINGENCIES (Notes 3 and 7)		
SHAREHOLDER'S EQUITY (Notes 1, 2 and 6):		
Common stock, Class A, voting, $0.0001 par value; authorized 20,000,000 shares; 1,000 shares issued and outstanding		1
Additional paid-in capital		2,085,257
Retained Earnings		1,543,547
Total shareholder's equity		3,628,804
	$	**9,661,829**

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Gĕneos Wealth Management, Inc. (the "Company") was formed on April 12, 2002, and operates as a nationwide securities broker-dealer and investment advisor. On June 1, 2007, the board of directors approved the plan for recapitalizing the Company. All common stock and stock options that were issued by the Company were transferred to GWM Holdings, Inc. (the "Parent"). In return the Parent was issued 1,000 common shares in the Company at a par value of $.0001 per share. The recapitalization resulted in GWM Holdings, Inc. owning 100% of the outstanding shares of Gĕneos Wealth Management, Inc. In addition, all previous shareholders of the Company became the shareholders of the Parent in the same proportion as their previous ownership in the Company. The Company earns revenues from asset management advisory fees and the sale of securities, mutual funds, limited partnership interests, fixed and variable life insurance policies, fixed and variable annuities, and real estate investment trusts (REITs).

Clearing Agreement

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreements with its clearing brokers provide that as a clearing broker, the firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Securities transactions and commission revenue and expenses are recorded on a trade date basis. Interest and dividend income are recognized in the period earned. Accounts receivable are carried at their estimated collectible amounts, and losses are determined on the basis of experience with the customer and current economic conditions. At December 31, 2020, management believes all receivables to be fully collectible.

Depreciation and Amortization

The Company provides for depreciation and amortization of furniture, equipment, and software on a straight-line method based on the estimated useful lives of the assets ranging from three to seven years.

Income Taxes

The Company accounts for income taxes in accordance with Accounting Standards Codification - 740 *Accounting for Income Taxes,* ("ASC 740"), and related Interpretations. Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2010. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2020.

Stock Option Plan

The Company has a stock-based employee compensation plan, which is described in more detail in Note 6. The Company accounts for this plan under the recognition and measurement principles of Accounting Standards Codification - 718, *Accounting for Stock-Based Compensation,* ("ASC 718") and related Interpretations.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Stock Option Plan *(concluded)*

During the year ended December 31, 2020, no stock-based compensation is reflected in the statement of operations. The options granted under this plan had an exercise price less or equal to the fair value of the underlying common stock on the grant date.

The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate range between 0.83% and 2.59%; no dividend yield; volatility range between 0.98% and 3.35%; weighted-average fair value of the underlying stock of ranging between $0.10 and $2.00, and an expected life of five years.

NOTE 2 - NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2020, the Company had net capital and net capital requirements of $1,347,309 and $332,500, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 3.70 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

Operating Leases and Related Party Transactions

The Company has entered into a long-term non-cancelable operating lease for office space beginning December 20, 2013 and ending December 19, 2023, and a non-cancelable operating lease with an unaffiliated entity for equipment expiring through 2018. Future minimum lease payments at December 31, 2020, are as follows:

Year	Amount
2021	388,024
2022	397,488
2023	406,952
Total	**$ 1,192,464**

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS (concluded)

Rent expense for the year ended December 31, 2020 was approximately $364,364.

The Company paid Gentech LLC, an affiliated company which is also owned by the same parent company, GWM Holdings, Inc. $1,080,000 in 2020 for software licensing and data hosting. The company had receivables from Gentech LLC. and Portfolio Design Advisors, an affiliated registered investment advisor of $155,339 and $16,724, respectively. In addition, the company had a receivable of $10,000 from the parent company, GWM Holdings, Inc. Both of these receivables are for operating expenses such as accounting and insurance paid by Geneos.

The company has issued a note receivable with a related party for $300,000 on October 22, 2020 maturing in 10 years with an interest rate of 0.38%. The balance as of December 31, 2020 was $275,213.

The Company received a loan from Live Oak Bank in the amount of $750,900 under the Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan was subject to a note dated April 19, 2020. The Company applied for and has been notified that the entire amount has been forgiven as the loan proceeds were used to fund eligible expenditures for payroll and other expenses described in the CARES Act. The loan forgiveness is reflected in other income in the accompanying statement of income.

NOTE 4 - INCOME TAXES

In the filing of the Company's December 31, 2020 income tax returns the Company has taxable income of approximately $529,813. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Most of the difference relates to the treatment of the stock option compensation as mentioned in Note 6.

Significant components of the Company's deferred tax liabilities and assets as of December 31, 2020, are as follows:

Deferred tax asset:	
Other temporary differences	322,932
Valuation allowance	(232,793)
Total deferred tax asset	**$ 90,139**

NOTE 5 - DEFERRED COMPENSATION PLAN, PROFIT-SHARING PLAN AND FAIR VALUE MEASUREMENTS

The Company adopted a profit-sharing plan ("PSP") covering substantially all employees. The Company also adopted an executive bonus plan ("EBP") covering management personnel. The Company's contributions to the plans are determined annually by the Board of Directors. For the year ended December 31, 2020, the Company contributed approximately $271,124 to the PSP and approximately $2,250,000 to the EBP.

NOTE 6 - STOCK OPTION PLAN

The Company has elected to follow ASC 718, and related interpretations in accounting for its employee stock options. Under ASC 718, compensation expense for the fair value of options granted to employees is being recognized over the vesting period of the options.

The total authorized number of options is 9,800,000. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate range of 0.83% and 2.59%; no dividend yield; volatility range between 0.98% and 3.35%; weighted average fair value of options ranging from $0.10 to $2.00; and an expected life of the option of five years with an actual life of ten years. The Company recorded stock option compensation for the vested options of $7,903 for the year ended December 31, 2020.

A summary of the Company's employee stock option activity and related information is as follows for the year ended December 31, 2020:

	Options	Price per share Exercise Range	Weighted-average Fair Value Per Share
Outstanding, December 31, 2019	2,126,556	$2.00	$ 0.07
Granted	-	-	-
Exercised	(7,852)	2.00	0.24
Forfeited	(428,153)	2.00	0.21
Outstanding, December 31, 2020	1,690,551	$ 2.00	$ 0.21

The following table represents summarized information about options outstanding at December 31, 2020.

	Outstanding Options			Exercisable options	
Exercise Price	Shares	Remaining Contractual Life	Weighted Average Price	Shares	Weighted Average Fair Value
$2.00	1,690,551	1.98	$ 2.00	1,690,551	$ 0.21

NOTE 7 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In addition, the Company bears the risk of financial failure by its clearing brokers. If the clearing brokers should cease doing business, the Company's receivable and deposit from these clearing brokers could be subject to forfeiture.

The Company's financial instruments, including cash and cash equivalents, deposits with clearing brokers, receivables, other assets, payables and other liabilities, are carried at amounts that approximate fair value, due to the short-term nature of the instruments.

The Company also maintains its cash balances in several financial institutions, which at times may exceed federally insured limits. As of December 31, 2020, the Company held cash of $306,309 in excess of the federally insured limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company is involved in various litigation and disputes arising in the normal course of business. In certain of these matters, large and/or indeterminate amounts are sought. Management, after review and discussion with legal counsel, believes the Company has meritorious defenses and intends to vigorously defend itself in these matters, but it is not feasible to predict or determine the final outcomes at the present time.

NOTE 8 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.